FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated March 31, 2008 regarding establishment of U.S. holding company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date April 4, 2008	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi to Establish U.S. Holding Company

Tokyo, March 31, 2008 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501) today announced plans to establish a holding company in the U.S. to oversee the operations of Hitachi Data Systems Solutions Holding Corporation(1) and Hitachi Data Systems Holding Corporation(2), two locally based Hitachi Group Information & Telecommunication Systems segment companies.

(1)	Hitachi Data Systems Solutions Holding Corporation. is a holding company for Hitachi Consulting Corporation that delivers proven business and IT solutions as global consulting company.
(2)	Hitachi Data Systems Holding Corporation is a holding company for Hitachi Data Systems Corporation that provides Services Oriented Storage Solutions globally.

1. Outline of New Company

1) Company name	:	Hitachi Information & Telecommunication Systems Global Holding Corporation

2) President	:	Kaichiro Sakuma

3) Headquarter	:	Santa Clara, CA, U.S.A.

4) Established	:	April 1, 2008

5) Capital	:	$500M

6) Ownership	:	Hitachi, Ltd. 100%

7) Main business	:	Management oversight of subsidiaries

8) No. of employees	:	7

2. Effect on Hitachi’s business results

There is no effect on Hitachi’s business results.

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Outline of Hitachi Data Systems Solutions Holding Corporation

1) President	:	Yoshihiro Miyoshi

2) Headquarter	:	Dallas, TX, U.S.A.

3) Established	:	August 14, 2000

4) Capital	:	$340M

5) Ownership	:	Hitachi, Ltd. 100%

6) No. of employees	:	Approximately 1,500 (consolidated)

Outline of Hitachi Data Systems Holding Corporation

1) President	:	Minoru Kosuge

2) Headquarter	:	Santa Clara, CA, U.S.A.

3) Established	:	April 21, 1989

4) Capital	:	$454M

5) Ownership	:	Hitachi, Ltd. 100%

6) No. of employees	:	Approximately 3,800 (consolidated)

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 384,000 employees worldwide. Fiscal 2006 (ended March 31, 2007) consolidated revenues totaled 10,247 billion yen ($86.8 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's website at http://www.hitachi.com.

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